Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

December 15, 2021

FILED AS EDGAR CORRESPONDENCE

Karen L. Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Rossotto:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 306, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 310, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Rayliant Quantitative Developed Market Equity ETF and Rayliant Quantamental Emerging Market Equity ETF (each a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Rayliant Asset Management (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

Both Funds

1.	Comment. In each Fund’s “Fund Fees and Expenses” section, please move the paragraph regarding the recoupment of prior fee waivers and expense reimbursements to the footnote to the fee table.

Response. The requested changes have been made.

2.	Comment. If, as a result of a Fund’s investments in exchange-traded funds, acquired fund fees and expenses (“AFFE”) will be greater than 0.01% of the Fund’s average daily net assets during its initial fiscal period, please include AFFE as a separate line item in the Fund’s Fee Table.

Response. Each Fund’s AFFE is expected to be less than 0.01% of the Fund’s average net assets during its initial fiscal period and, accordingly, the amount of AFFE has been included in the “Other Expenses” line of the Fund’s Fee Table as permitted by Form N-1A.

Karen L. Rossotto, Esq.

December 15, 2021

3.	Comment. In the “Principal Investment Strategies” section for each Fund:

i. Please discuss what types and quantities of data are used for the Adviser’s investment model with respect to each Fund. For instance, is the Adviser using publicly available data for its models? If so where is it getting this data from? If the data is coming from the Adviser’s own internal research team, please describe the team’s process for accumulating the data and described in greater detail what this data is.

Response. In response to this comment, the following sentence has been added to each Fund’s principal investment strategies: “The Adviser uses data from a variety of sources, including data purchased from vendors and data accessed by the Adviser from alternative sources (e.g., data collected from public websites).”

ii. Please disclose over what time frame the data is considered.

Response. In response to this comment, the following sentence has been added to each Fund’s principal investment strategies: “Such data are collected at varying frequencies (e.g., daily price data, quarterly financial statements) and considered over varying horizons, ranging from months to years, depending on the nature of the data in question.”

iii. Please describe how the Adviser monitors such data over time to ensured its continued validity.

Response. In response to this comment, the following disclosure has been added to each Fund’s principal investment strategies: “The Adviser employs a proprietary data cleaning process, whereby data obtained from vendors and other sources is inspected for errors, processed to make information obtained from different sources useful in comparing various companies, sectors, and markets, and formatted for inclusion in the Adviser’s database and for use in its models. The Adviser monitors its data and models through a combination of automated and manual checks.”

iv. Please disclose whether the data used for the models is paid for by the Adviser or the Fund. If it is paid for by the Fund, please discuss whether there is there a risk the data or strategy may become so expensive or so widely used that it becomes less useful.

Response. The Adviser confirms that it pays for the data used in each model, and this disclosure has been added to each Fund’s principal investment strategies.

4.	Comment. The disclosure in the “Principal Investment Strategies” section notes ESG considerations that “may” impact the quantitative ranking of stocks,” governance characteristics that “may” lead to an increase or decrease of weight in a stock, and instances in which the Fund “may” screen out a stock identified by the Adviser as having extremely poor environmental performance. If ESG is a principal investment strategy of the Fund, the staff expects these references to “may” to be replaced with “will”. Please replace “may” with “will” where such term appears in this paragraph, or alternatively remove the ESG disclosure from this section if ESG is not a principal investment strategy of the Fund.

Response. The requested changes have been made.

5.	Comment. In the “Principal Investment Strategies” section for each Fund, please describe how ESG screens such as poor governance practices or poor environmental performance are considered relative to other data points. For instance, will the Fund be restricted from investing in a company high potential return that otherwise meets the Fund’s investment criteria, if the Adviser determines that the company exhibits poor governance characteristics or environmental performance? Please also explain how such ESG screens will further the Fund’s ability to meet its investment objective.

Karen L. Rossotto, Esq.

December 15, 2021

Response. In response to this comment, the following sentence has been added to each Fund’s principal investment strategies: “Such exclusions will be made regardless of the expected future returns of stocks failing to meet the Fund’s ESG screening criteria. Because the Fund’s universe of stocks is large relative to the number of companies expected by the Adviser to fail their ESG criteria, the Adviser does not expect screening on ESG to have a significant impact on the Fund’s ability to meet its investment objective.”

6.	Comment. Please confirm that each Fund does not expect to invest in unsponsored depositary receipts as part of its principal investment strategies or, alternatively, add appropriate disclosure.

Response. The Adviser confirms that each Fund may invest in unsponsored depositary receipts as part of its principal investment strategies, and appropriate disclosure has been added to each Fund’s principal investment strategies.

7.	Comment. In the “Principal Risks” section for each Fund, please consider adding additional risks that may compromise the quantitative model in “Quantitative Investing Risk.”

Response. The Adviser has confirmed that the current disclosure under “Quantitative Investing Risk” addresses the relevant principal risks associated with the Adviser’s use of quantitative investing and accordingly no changes have been made in response to this comment.

8.	Comment. The Staff notes that “Value Style Risk” is identified as a principal risk of investing in each Fund in its “Principal Risks” section, but there is no corresponding disclosure of such investments in the Fund’s principal investment strategies. Please revise the principal investment strategies accordingly or omit this risk from each Fund’s Item 4 disclosure.

Response. The Adviser confirms that “value stye” investing is not a principal investment strategy of each Fund, and “Value Style Risk” has been removed from each Fund’s Item 4 disclosure.

9.	Comment. In the “Principal Risks” section for each Fund under “Trading Risk,” please disclose that stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings.

Response. The requested change has been made.

10.	Comment. In the “Principal Risks” section for each Fund under “Trading Risk,” please disclose that the market prices of the Fund’s shares may deviate significantly from the value of the Fund’s holdings, with the result that investors may pay more or receive less than the underlying value of the Fund shares bought or sold.

Response. The requested change has been made.

11.	Comment. The Staff notes that the Fund includes “Portfolio Turnover Risk” in the “Principal Risks” section. Please add corresponding disclosure to the “Principal Investment Strategies” section, or alternatively delete “Portfolio Turnover Risk” if it is no longer a principal risk of investing in the Fund.

Karen L. Rossotto, Esq.

December 15, 2021

Response. In response to this comment, the following sentence has been added to each Fund’s principal investment strategies: “Due to its investment strategy, the Fund may buy and sell securities frequently.”

Developed Market Equity ETF

12.	Comment. In the “Principal Investment Strategies” section, please explain how a company that is “listed in” markets or countries that are components in the MSCI World Index or another widely recognized developed markets index should be deemed to be economically tied to that country, or update this disclosure as appropriate.

Response. In response to this comment, the referenced disclosure has been deleted and replaced with the following:

“The Adviser considers a company to be a developed market company if it is organized or maintains its principal place of business in a developed markets country. The Adviser considers a country to be a developed markets country if the country is represented in the MSCI World Index or another widely recognized developed markets index. As of November 30, 2021, the MSCI World Index consisted of the following 23 developed markets countries: Austria, Australia, Belgium, Canada, Denmark, Finland, France, Hong Kong, Germany, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Kingdom and the United States.”

13.	Comment. In the “Principal Investment Strategies” section for the Developed Market Equity ETF, please clarify what it means for a developed market to be “characterized by high income”.

Response. In response to this comment, the phrase “high income” has been replaced with “high levels of gross domestic product (GDP) per capita.”

14.	Comment. In the “Principal Risks” section, to the extent that the Fund anticipates focusing investments on a particular country or geographic region, please disclose the relevant country or region and provide appropriate disclosures about the specific risks of the country or region.

Response. “Geographic Focus Risk” was included to reflect that the Fund may, by virtue of the weight of specific developed markets in the Fund’s benchmark, have a particularly high weight in certain markets (e.g., at present the United States makes up roughly half of major developed market benchmarks). However, because the Fund does not apply a discretionary focus to a particular country, country-specific risk disclosure has not been included in the prospectus. That said, in response to this comment, disclosure has been added to the Fund’s principal investment strategies stating that “The Fund's investment allocation to countries and regions tends to closely approximate the country and region allocations of the MSCI World Index, which may focus its exposure in one or more countries or regions.” Similar disclosure has also been added to the “Geographic Focus Risk” paragraph.

Karen L. Rossotto, Esq.

December 15, 2021

Emerging Market Equity ETF

15.	Comment. In the “Principal Investment Strategies” section, please explain how a company that is “listed in” markets or countries that are components in the MSCI Emerging Markets Index or another widely recognized emerging markets index should be deemed to be economically tied to that country, or update this language as appropriate.

Response. In response to this comment, the referenced disclosure has been deleted and replaced with the following:

“The Adviser considers a company to be an emerging market company if it is organized or maintains its principal place of business in an emerging markets country. The Adviser considers a country to be an emerging markets country if the country is represented in the MSCI Emerging Markets Index or another widely recognized emerging markets index.”

16.	Comment. In the “Principal Investment Strategies” section, please disclose the emerging market countries that are included in the MSCI Emerging Markets Index.

Response. The following sentence has been added in response to this comment: “As of September 30, 2021, the MSCI Emerging Markets Index consisted of the following 27 emerging market country indexes: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Kuwait, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and the United Arab Emirates.”

17.	Comment. If the Emerging Market Equity ETF will invest in Variable Interest Entities (“VIEs”) as part of its principal investment strategies, please disclose the extent of the investments in the Fund’s principal investment strategies and add appropriate risk disclosure including a description of VIEs and legality concerns.

Response. The Fund is not currently expected to invest in VIEs as part of its principal investment strategies. Accordingly, no disclosure has been added to the Fund’s principal investment strategies disclosure. However, relevant disclosure has been added to the SAI noting that a Fund may invest in VIE structures.

18.	Comment. In the “More Information about the Funds’ Investment Objectives and Strategies” section, please disclose whether shareholder notice is required to change the non-fundamental investment objective of each Fund.

Response. The Funds do not currently have a policy requiring shareholder notice of a change in their investment objectives. Nevertheless, each Fund expects that it would notify shareholders of a change in investment objective in the same manner in which it would notify shareholders of any material change.

19.	Comment. In the “More Information about Risk” section, please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Karen L. Rossotto, Esq.

December 15, 2021

Response. The requested change has been made under “ETF Risks – Trading Risk.”

20.	Comment. In the “Investment Adviser” section, please state whether the approval of the Funds’ investment advisory agreement will be disclosed in the Annual or Semi-Annual Report and provide the period of the applicable report.

Response. The requested change has been made.

Comment on the Statement of Additional Information

21.	Comment. In the “Investment Limitations” section, please revise the Funds’ fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) and municipal securities with payments of principal or interest backed by the revenue of a specific project will be counted by the Funds as investments in the industry to which they are related.

Response. The Trust is unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this interpretation. The Trust is also unaware of any support for this interpretation in the historical views of the SEC Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977), which discuss industrial development bonds and securities with interest paid from the revenues of a project, but do not exclude such instruments from the view that “the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” The Trust, therefore, respectfully declines to make the requested change.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London